FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                   (Check One):

      [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ]Form 11-K [ ] Form 10-Q and
                           [ ]  Form 10-QSB [ ] Form N-SAR


         For Period Ended:  DECEMBER 31, 1998
      [ ] Transition Report on Form 10-K
      [ ] Transition  Report  on Form  20-F
      [ ] Transition  Report  on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE

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Part I - Registrant Information

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         Full Name of Registrant:  GALAXY ENTERPRISES, INC.

         Former Name if Applicable:  N/A


         Address of Principal Executive Office (Street and Number):
                             890 North Industrial Park Drive

         City, State and Zip Code:  Orem,  Utah  84057

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Part II - Rules 12b-25(b) and (c)

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

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before  the  fifteenth  calendar  day  following  the
 [X]                      prescribed due date; or the subject  quarterly report
                           or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative Response

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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

SEE ATTACHED SHEET.

                                                (Attach  Extra Sheets if Needed)


Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification

         BRENT CHRISTENSEN, ESQ.                             (801) 532-1234
                  (Name)                        (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            GALAXY ENTERPRISES, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 31, 1999   By              /S/ Frank C. Heyman
                          --------------------------------
                         Frank C. Heyman, Chief Financial Officer

                                   ATTACHMENT

Part III:  Narrative Response

Registrant filed a Form 10-SB on November 12, 1998, which went effective on January 12, 1999. On January 27, 1999, after the effective date, the SEC sent to Registrant a comment letter raising certain issues and comments. Pursuant to the comment letter, Registrant and its accounting firm have been discussing with the SEC the accounting treatment of certain acquisitions made by Registrant. The SEC recently agreed with the Registrant's proposed accounting treatment but the discussion regarding the accounting treatment delayed the auditor's ability to complete the audit in a timely manner. The audited financial statements were not released by the auditor until the afternoon of March 31, 1999, shortly before the deadline for beginning the transmission of the Form 10-KSB in electronic format. Consequently, the Registrant was unable to make the final changes to the narrative portion of the Form 10-KSB to reflect changes in the financial statements and to convert the Form 10-KSB to EDGAR format without unreasonable effort. The Registrant anticipates that all changes in the Form 10-KSB will be completed within two business days, and Registrant will be able to timely file its annual report on Form 10-KSB.